UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

(Amendment No.	2	)*
Legg Mason, Inc.
(Name of Issuer)

Common Stock, $0.10 Par Value Per Share
(Title of Class of Securities)

524901105
(CUSIP Number)

Li Han Group General Counsel 8 Stevens Road, Singapore 257819 Telephone: (+65) 6361 0971
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	524901105

1.	Name of Reporting Person. Tianqiao Chen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,510,153
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,510,153

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,510,153
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.4% (1)
14.	Type of Reporting Person (See Instructions) IN

(1) Calculated based on 101,006,739 shares of Common Stock outstanding as of October 27, 2016.

CUSIP No.	524901105

1.	Name of Reporting Person. Shanda Media Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,510,153
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,510,153

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,510,153
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.4% (1)
14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No.	524901105

1.	Name of Reporting Person. Shanda Investment Group Limited (formerly known as Premium Lead Company Limited)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,510,153
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,510,153

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,510,153
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.4% (1)
14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No.	524901105

1.	Name of Reporting Person. Shanda Technology Overseas Capital Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,510,153
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,510,153

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,510,153
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.4% (1)
14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No.	524901105

1.	Name of Reporting Person. Shanda Asset Management Investment Limited (formerly known as Shanda Payment Investment Limited)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,510,153
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,510,153

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,510,153
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.4% (1)
14.	Type of Reporting Person (See Instructions) CO, HC

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Legg Mason, Inc., a Maryland corporation (the “Issuer”) and amends the Schedule 13D filed on April 21, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed on July 7, 2016 (“Amendment No. 1”, and, together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”).

This Amendment No. 2 is being filed to amend Item 2, Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D as follows:

Item 2. Identity and Background

Shanda Asset Management Investment Limited (formerly known as Shanda Payment Investment Limited) shall also be known as the “Investor”.

Item 4. Purpose of Transaction

The following paragraph shall be added to Item 4 of the Schedule 13D:

On December 19, 2016, the Issuer and the Investor entered into an Investor Rights and Standstill Agreement (the “Investor Rights and Standstill Agreement”) under which the Issuer confirms that its Board of Directors (the “Board”) has agreed to expand the size of the Board from 11 to 13 directors and to elect Mr. Chen, Chairman and CEO of Shanda Investment Group Limited (“Shanda Group”) and Robert Chiu, President of Shanda Group, as directors on or before June 1, 2017, with terms expiring at the 2017 Annual Meeting of Stockholders. Pursuant to the Investor Rights and Standstill Agreement, Mr. Chen will be appointed as Vice Chairman when he joins the Board.

The Issuer also agrees to appoint an Investor nominee as a member of the Nominating and Corporate Governance Committee, subject to satisfying applicable independence requirements under applicable law or listing rules. The Investor has the right to nominate a non-voting observer to the Board at any time it does not have two director designees sitting on the Board.

If the Investor and its affiliates (the “Investor Parties”) do not beneficially own for a period of 30 consecutive trading days shares of the Common Stock equal to at least 10.0% of the outstanding shares of the Common Stock (the “10% Minimum Percentage”), the obligations of the Issuer with respect to the appointment of a second director, the appointment of Mr. Chen as Vice Chairman of the Board and the appointment of an Investor nominee as a member of the Issuer’s Nominating and Corporate Governance Committee or any other committee of the Board will terminate. If the Investor Parties do not beneficially own for a period of 30 consecutive trading days shares of the Common Stock equal to at least 5.0% of the outstanding shares of Common Stock (the “5% Minimum Percentage”), the obligations of the Issuer under the Investor Rights and Standstill Agreement with respect to the appointment to the Board of both Investor nominees will terminate. If the Investor Parties’ ownership drop below the 10.0% or 5.0% threshold, the Investor director is not required to resign, but, the Board will no longer be obligated to nominate the Investor director for re-election.

The agreement further provides that if (i) the Issuer becomes a party to a strategic transaction wherein the membership of the board of directors of a publicly listed successor entity is split between the directors of the Issuer and the directors of the other party to such transaction and (ii) the directors of the Issuer (including the Investor directors) immediately prior to the effectiveness of such strategic transaction do not represent 75% or more of such surviving entity’s board of directors, then the obligations of the Issuer under the agreement with respect to (x) appointment of an Investor nominee to a second Board seat , (y) appointment of Mr. Chen as Vice Chairman of the Board and (z) appointment of an Investor nominee as a member of the Nominating and Corporate Governance Committee or any other committee of the Board shall terminate. For the avoidance of doubt, upon the occurrence of the events described in this paragraph, the Investor director(s) whom the Issuer is no longer obligated to appoint to the Board, the Vice Chairman of the Board or the Issuer’s Nominating and Corporate Governance Committee, as the case may be, shall not be required to resign from the Board or such committee unless required pursuant to the terms of the strategic transaction.

Under the Investor Rights and Standstill Agreement, the Investor Parties have agreed to invest $500 million on a cumulative basis in investment products managed or advised by the Issuer’s investment affiliates (other than liquidity products). If the Investor Parties do not invest at least $350 million prior to July 31, 2017, the obligations of the Issuer will terminate with respect to the appointment of a second Investor nominee to the Board. If the Investor Parties do not invest at least $500 million on or prior to October 31, 2018, the obligations of the Issuer with respect to the appointment of a second Investor nominee to the Board, the appointment of Mr. Chen as Vice Chairman of the Board and the appointment of an Investor nominee to the Issuer’s Nominating and Corporate Governance Committee or any other committee of the Board will terminate. For the avoidance of doubt, in such event the Investor director(s) whom the Issuer is no longer obligated to appoint to the Board, the Vice Chairman of the Board or the Issuer’s Nominating and Corporate Governance Committee, as the case may be, shall not be required to resign from the Board or such committee prior to the expiration of the term he or she is then serving.

The Investor Rights and Standstill Agreement also contemplates additional purchases of the Common Stock by the Investor Parties to increase their investment up to 15.0%. The Investor also agrees, among other things and subject to certain limitations, that for a period of three years from the effective date of the Investor Rights and Standstill Agreement, it will support the Board's full list of nominees at the Issuer’s annual meetings, will not make acquisitions that result in the Investor Parties owning more than 15.0% of the outstanding shares of the Common Stock and will not take certain other specified actions. Notwithstanding the foregoing, the Investor Parties’ ownership could exceed 15.0% as a result of actions taken by the Issuer including share repurchases.

Under the Investor Rights and Standstill Agreement, the Investor also agreed to contribute at least $2.5 million in the Legg Mason Charitable Foundation by no later than the three month anniversary of the date of the Investor Rights and Standstill Agreement.

Under a separate agreement (the “Registration Rights Agreement”), the Investor was granted certain registration rights for the resale of shares of the Common Stock.

The foregoing descriptions of the Investor Rights and Standstill Agreement and the Registration Rights Agreement do not purport to be complete and is qualified in its entirety by reference to the Investor Rights and Standstill Agreement and the Registration Rights Agreement, which are filed as Exhibits 3 and 4, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated to read as follows:

The information set forth in Items 2, 3 and 4 herein is incorporated herein by reference.

(a) – (b)

The Investor holds 10,510,153 shares of Common Stock, representing approximately 10.4% of the outstanding shares of Common Stock of the Issuer. The foregoing percentage is calculated based on 101,006,739 shares of Common Stock of the Issuer outstanding as of October 27, 2016.

Mr. Chen, through his ownership of Shanda Media Limited, may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Media Limited. Shanda Media Limited, through its ownership of Shanda Investment Group Limited (formerly known as Premium Lead Company Limited), may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Investment Group Limited. Shanda Investment Group Limited, through its ownership of Shanda Technology Overseas Capital Company Limited, may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Technology Overseas Capital Company Limited. Shanda Technology Overseas Capital Company Limited, through its ownership of the Investor, may be deemed to share voting and dispositive power over the Shares directly held by the Investor.

Except as set forth in Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, any persons named in Schedule A hereto owns beneficially any Common Stock of the Issuer.

(c)       Inapplicable.

(d)       Inapplicable.

(e)       Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and restated to read as follows:

The information provided in Items 2, 3, 4 and 5 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 3: Investor Rights and Standstill Agreement dated as of December 19, 2016 between Shanda Asset Management Investment Limited and the Issuer.

Exhibit 4: Registration Rights Agreement dated as of December 19, 2016 between the Issuer and the Investor.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 19, 2016

TIANQIAO CHEN

By:	/s/Tianqiao Chen

SHANDA MEDIA LIMITED

By:	/s/Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA INVESTMENT GROUP LIMITED

By:	/s/Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA TECHNOLOGY OVERSEAS CAPITAL COMPANY LIMITED

By:	/s/Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA ASSET MANAGEMENT INVESTMENT LIMITED

By:	/s/Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director